KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE (212) 715-9522
GSILFEN@KRAMERLEVIN.COM

July 19, 2013

Ms. Christina Fettig
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549

Re:	Arden Sage Triton Fund, L.L.C. ("Triton"), Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. ("TEI Institutional"), Arden Sage Multi-Strategy Fund, L.L.C. ("Multi-Strategy"), Arden Sage Multi-Strategy Institutional Fund, L.L.C. ("Multi-Strategy Institutional") (collectively, the "Feeder Funds") and Arden Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund," and together with the Feeder Funds, the "Funds")

Dear Ms. Fettig:

Set forth below are each above-referenced Fund's responses to comments received from you in connection with each Fund's Form N-CSR filing on June 10, 2013. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Unless otherwise noted, the comments and responses apply to each Fund. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Form N-CSR filing.

1.	Under Item 1 of the Funds' Form N-CSR, in the section of the Financial Statements entitled "Statement of Operations", what do "other fees" comprise in the line item "Professional and other fees" under the heading "Fund Expense"?

"Professional and other fees" are made up of legal, audit, insurance, custody and miscellaneous fees.

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Securities and Exchange Commission
July 19, 2013

2.	Under Item 1 of the Feeder Funds' Form N-CSR, in the Financial Statements, when considering the line item "Sales of Units" in the section entitled "Statement of Changes in Members' Capital" divided by the line item "Units Issued" disclosed in the "Notes to the Financial Statements" section under the heading "Members' Capital", please clarify what the relationship is between that number and the line items "Beginning net asset value" and "Ending net asset value" in the section of the Financial Statements entitled "Financial Highlights" under the heading "Per Unit Operating Performance" because there seems to be a significant divergence among these numbers?

The dollar amounts on the statement of changes in Members' Capital correctly show the cash movements for the capital transactions for the year.

In the Members Capital footnote to the financial statements, the unit transactions for "units issued" and "units redeemed" are shown "grossed up" (by 1,774 units each ) to reflect transfers between shareholders. Going forward, transfer activity will be netted out in the units shown.

3.	Under Item 1 of the Master Fund's Form N-CSR, in the section of the Financial Statements entitled "Consolidated Statement of Cash Flows", why is the line item "Interest Paid on Line of Credit Borrowings" under the heading "Supplemental schedule of non-cash activities"?

We note the comment.  Interest Paid on Line of Credit Borrowings was indeed a cash event and should have been disclosed as such. Any such activity going forward will be correctly reflected as a cash event.

4.	Please clarify why the "Financial Highlights" section in the Financial Statements of the Master Fund's Form N-CSRS filing is abbreviated compared to the same disclosure in its Form N-CSR filing.

Going forward, the Master Fund will include the same level of disclosure for the "Financial Highlights" section in both its Form N-CSRS and Form N-CSR filings.

5.	Under Item 1 of the Master Fund's Form N-CSR, in Note 1 entitled "Principles of Consolidation" in the section of the Financial Statements entitled "Notes to the Consolidated Financial Statements", please clarify the purpose of the Blocker Fund.

Going forward we will provide clarifying disclosure on the Blocker Fund's purpose, which is to facilitate the Master Fund's adherence to income and diversification requirements under Subchapter M of the Internal Revenue Code of 1986.

Securities and Exchange Commission
July 19, 2013

6.	Under Item 1 of the Master Fund's Form N-CSR, in the section of the Financial Statements entitled "Consolidated Statement of Assets and Liabilities", please distinguish the assets held in cash and in money market funds under the line item "Cash and cash equivalents".

Going forward, assets held in cash and in money market funds will be listed separately.

7.	Under Item 1 of TEI Institutional and Multi-Strategy Institutional's Form N-CSR, in Note 3 entitled "Related Party Transactions" in the section of the Financial Statements entitled "Notes to the Financial Statements", the minimum Administrator fee is listed as $15,000 per year. Please clarify the discrepancy of TEI Institutional and Multi-Strategy Institutional reporting elsewhere in the Financial Statements Administrator fees of $6,621 and $10,253, respectively, for the year.

The reduced amounts of administrative fees for fiscal year 2012-13 reflect an adjustment by the Administrator to take into account an inadvertent, immaterial overpayment by these Funds that had been made in the prior fiscal year.

8.	Under Item 1 of the Master Fund's Form N-CSR, in Note 3B. entitled "Significant Accounting Policies – Portfolio Valuation and Investment Transactions" in the section of the Financial Statements entitled "Notes to the Financial Statements", why are the significant unobservable prices or inputs for Level 3 valuation not identified?

This does not apply to the Master Fund. The Fund employs the "Practical Expedient" method of valuing an underlying investment fund and is not considered part of the Quantitative table and disclosures.

9.	Under Item 1 of Multi-Strategy and the Master Fund's respective Form N-CSR, in Notes 2D. and 3D., respectively, entitled "Significant Accounting Policies – Distribution Policy" in the section of the Financial Statements entitled "Notes to the Financial Statements", accounting standards suggest showing the tax designation of the distributions.

Going forward, the tax designation of any distributions will be reported.

10.	Under Item 1 of the Master Fund's Form N-CSR, in Note 4 entitled "Related Party Transactions and Other" in the section of the Financial Statements entitled "Notes to the Financial Statements", please clarify the Master Fund Management Fee arrangement (i.e., why did the Master Fund only pay 0.30% (annualized) from October 1, 2012 through March 31, 2013 when the fee is disclosed as being 0.75% (annualized)).

Securities and Exchange Commission
July 19, 2013

From October 1, 2012 through March 31, 2013, the Adviser voluntarily reduced the Master Fund Management Fee by 0.45% (annualized).

11.	Did the Adviser recoup from any Feeder Fund any previously absorbed expenses pursuant to expense limitation and reimbursement agreements?

No.

12.	Under Item 1 of each Feeder Funds' Form N-CSR, in the section of the Financial Statements entitled "Statements of Assets and Liabilities", please explain the line item "Due to Adviser" under the heading "Liabilities"?

Each Feeder Fund, on a quarterly basis, makes a downward adjustment to its expense accruals to take into account the Fund's application of its expense cap during the course of the year. Following each quarter, the Adviser makes cash payments to each Feeder Fund to cover any Fund expense accruals over the Fund's expense cap as of that quarter-end. At the end of this past fiscal year (March 31, 2013), after all expenses for the year had been incurred, it was evident that each Feeder Fund's expenses had, in fact, not exceeded its expense cap for the year.  Thus, any amounts paid by the Adviser to a Feeder Fund during the course of the year were, in fact, overpayments and were owed back to the Adviser by the Fund.  Thus, the "Due to Adviser" line item reflects such overpayments by the Adviser to each Feeder Fund.

13.	Please file amended expense limitation and reimbursement agreements for Triton and MS Institutional in light of their recent expense cap modifications.

We will file the amended expense limitation and reimbursement agreements for these Funds as soon as practicable.

14.	Under Item 1 of Multi-Strategy Institutional and the Master Fund' s respective Form N-CSR, in the section of the Financial Statements entitled "Statements of Assets and Liabilities" and "Consolidated Statement of Assets and Liabilities", respectively, please disclose any tax adjustments to the line item "Net Assets".

Going forward, we plan to disclose any such adjustments.

Securities and Exchange Commission
July 19, 2013

15.	Under Item 1 of the Master Fund' s Form N-CSR, in the notes to the section of the Financial Statements entitled "Consolidated Schedule of Investments", please explain the discrepancy in gross unrealized depreciation.

The unrealized appreciation disclosed in footnote 3(d) is cumulative and the Consolidated Schedule of Investments represents current unrealized appreciation on investments still held.

The difference between the value in footnote 3(d) and the Statement of Assets and Liabilities, represents a ROC SOP adjustment of $423,954.

Additionally, the date in footnote 3(d) should have been identified as March 31, 2013 (not December 31, 2012). Going forward, the correct date will be used.

16.	Please ensure the filing of a renewed fidelity bond for each Fund.

Filing of a renewed fidelity bond for each Fund was made on July 18, 2013.

17.	Item 9 of Form N-CSR requires a closed-end management investment company to disclose information with respect to any purchase by it, or on its or any affiliated purchaser's behalf, of shares or other units of any class of such closed-end management investment company's equity securities that is registered by it pursuant to Section 12 of the Exchange Act of 1934 (the "Exchange Act"). Please comment on whether this item 9 requires disclosure of the Funds' tender offer repurchases.

The Funds are not subject to Item 9's disclosure requirements because no class of Fund securities is registered on a national exchange and the Funds are otherwise exempt from Section 12 registration pursuant to Section 12(g)(2)(B) of the Exchange Act.

In addition to the above, the Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in their filings;
•	Securities and Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Securities and Exchange Commission
July 19, 2013

•	the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen